SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2007

(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Rua Tamoios 246
Jardim Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL Reports Net Revenues of R$1.0bn and EPS of R$0.47 for 4Q06
Brazil’s Low-cost, Low-fare Airline Reports Quarterly Net Income of R$93mm

São Paulo, January 29, 2007 – GOL Linhas Aéreas Inteligentes S.A. (NYSE: GOL and Bovespa: GOLL4), Brazil’s low-cost, low-fare airline, today announced financial results for the full year and fourth quarter of 2006 (4Q06). The following financial and operating information, unless otherwise indicated, is presented pursuant to US GAAP and in Brazilian Reais (R$), and comparisons refer to the fourth quarter of 2005 (4Q05). Additionally, financial statements in BR GAAP are made available at the end of this release.

IR Contact

Email: ri@golnaweb.com.br
Tel: +55 (11) 3169-6800

IR Website:
www.voegol.com.br/ir

4Q06 Earnings Results
Webcast

Date:
Tuesday, January 30, 2006

> In English
09:00 a.m. US EST
12:00 a.m. Brasilia Time
Phone: +1 (973) 935-8751
Replay: +1 (973) 341-3080
Code: 8340918

> In Portuguese
10:30 a.m. US EST
13:30 p.m. Brasília Time
Phone: +55 (11) 2101-4848
Replay: +55 (11) 2101-4848
Code: GOL	OPERATING & FINANCIAL HIGHLIGHTS

	•	Net income for the quarter was R$92.7mm (US$43.3mm), representing a 9.2% net margin. Earnings per share (EPS) were R$0.47 and earnings per ADS were US$0.22.

•
External effects during the quarter (flight cancellations, demand de- stimulation and increased no-shows due to air traffic operational issues) negatively impacted load factors and yields. We estimate revenues were reduced by approximately R$150mm and expenses increased by R$41mm.

•
Reported full-year 2006 net income was R$569.1mm (US$266.2mm), representing year-over-year growth of 10.9%, on revenues of R$3.8 billion, representing a net margin of 15.0%. Reported full-year 2006 earnings per share were R$2.90 (US$1.36 per ADS).

•
Full-year 2006 earnings per share in BRGAAP were R$3.49 (US$1.63 per ADS. Full-year 2006 net income in BRGAAP was R$684.5mm (US$320.1mm), representing year-over-year growth of 61.2%, and a net margin of 18.0%.

•
Operating income in 4Q06 was R$112.3mm, representing an EBIT margin of 11.1%. Net cash from operations was R$121.6mm, equivalent to 9 cents of net cash flow from operations for every one Real of revenue in the quarter. Cash, cash equivalents and short-term investments totaled R$1,706.3mm, an increase of R$100.1mm over 3Q06.

•
Operating cost per ASK (CASK) decreased 11.1% from 16.67 cents (R$) in 4Q05 to 14.82 cents (R$) in 4Q06. Non-fuel CASK decreased 5.7% to 9.36 cents (R$) mainly due to lower sales and marketing expenses per ASK and lower aircraft rent per ASK.

•
RPKs increased 43.7% from 2,869mm in 4Q05 to 4,123mm in 4Q06. ASKs increased 56.9% from 3,868mm in 4Q05 to 6,070mm in 4Q06. Average load factor decreased 6.3 percentage points to 67.9% and average passenger yields decreased 15.3% to 23.14 cents (R$), resulting in a RASK of 16.67 cents (R$), a 21.5% decrease vs. 4Q05. Average fares decreased 5.9% from R$219 to R$206. Net revenues reached R$1.0bn, representing growth of 23.2%.

- 1 / 28 -

•
4Q06 yields and load factors were negatively affected by the air traffic control bottlenecks, which affected major airports in Brazil. December, a seasonally high traffic month, was particularly affected, with a decrease of 30% in ticket sales vs. November and an increase in the number of no- shows, due to the significant delays, passenger inconvenience, and negative publicity. We expect that the impact of the air traffic control operational issues will be reduced in the first quarter of 2007; we expect yields of 22 cents of Real and load factors of approximately 72%.

•	GOL’s market share of the domestic and international regular air transportation at the end of 4Q06 was 37% and 13%, respectively, up from 30% and 3% at the end of 4Q05.

•
On-time arrivals and flight completion averaged, respectively, 68% and 92% (ANAC data) during 4Q06. Passenger complaints and lost baggage per 1,000 passengers averaged 2.32 and 0.39, respectively. Passenger complaints increased 18.3% in December due to delays caused by the air traffic control crisis. Passenger complaints in January have returned to normal levels. GOL’s website accounted for 80% of ticket sales in 4Q06. In December, sales through the GOL website decreased 35%, due to the de-stimulation of demand related to the external effects in the quarter.

•
In 4Q06, GOL added 102 new daily flight frequencies and launched two new destinations: Imperatriz in the state of Maranhão, and Chapecó, in the state of Santa Catarina. GOL commenced flights to Santiago, Chile via Buenos Aires at the end of September 2006. In the fourth quarter, GOL added direct flights to Santiago from São Paulo, increasing total daily flights to Chile to five. On January 16, 2007, GOL began ticket sales to its eighth international destination, Lima, Peru.

•	Eleven Boeing 737 aircraft were added to the fleet during 4Q06, increasing the total fleet to 65 aircraft. Three 737 NGs will join the fleet during 1Q07.

•
On October 30, 2006, GOL increased the number of firm aircraft orders with Boeing from 67 to 87 aircraft, as part of the Company’s ongoing expansion and cost reduction plans. GOL also increased the number of options by 20 aircraft, bringing the total order size to 121 Next Generation 737-800 aircraft. The contract is the largest signed between Boeing and a Latin American company.

•
In November 2006, GOL celebrated one year since the launch of the “Voe Fácil” (Fly Easy) Program, a payment mechanism that allows the purchase of tickets in up to 36 installments. The program has issued more than 500,000 cards.

•
A net quarterly dividend payment of R$42.4mm (R$ 0.2012 net per share and US$0.0939 net per ADS) was approved at the December 13, 2006, and January 29, 2007, Board Meetings to be paid on February 10, 2007, as interest on shareholders’ equity (to shareholders of record as of 12/20/2006) and on March 26, 2007, as supplementary dividends (to shareholders of record as of 02/15/2007). For the full year 2006, GOL distributed a net total of R$162.6mm, representing 25.0% of base net income to shareholders. In 2007, GOL will distribute a fixed quarterly dividend of R$0.35 per share, representing an estimated payout of 26-29% of base net income and an estimated dividend yield of 2.0%.

•
In 2006, GOL provided some of the highest returns on assets and capital in the LCC industry worldwide: return on equity (ROE) was 25.8%, return on assets (ROA) was 13.2% and return on invested capital (ROIC) was 17.1%. Revenue per aircraft of US$34.9mm represented one of the highest levels of aircraft revenue productivity in the world. A superior cost advantage, combined with a strong balance sheet, allows GOL to be one of the world leaders in profitability and returns.

•
GOL’s ADRs had an average daily trading volume of US$38.8mm during 4Q06, as compared to US$15.4mm in 4Q05. GOL’s PN shares had an average daily trading volume of R$29.4mm in 4Q06, compared to R$4.8mm in 4Q05. On January 3, 2007, GOL’s PN shares were added to the Ibovespa index with a 1.05% weighting for the four-month period between January and April 2007.

- 2 / 28 -

•
During 2006, for the second consecutive year, using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control – Integrated Framework, GOL conducted its 404 certification process. GOL was one of the first companies in Latin America to assess the effectiveness of the Company’s internal control over financial reporting, and meet the requirements of Section 404 of the Sarbanes-Oxley Act of 2002.

Financial & Operating Highlights			%		%
(US GAAP)	4Q06	4Q05	Change	3Q06	Change
RPKs (mm)	4,123	2,869	43.7%	4,107	0.4%
ASKs (mm)	6,070	3,868	56.9%	5,210	16.5%
Load Factor	67.9%	74.2%	-6.3 pp	78.8%	-10.9 pp
Passenger Revenue per ASK (R$ cents)	15.72	20.27	-22.4%	19.39	-18.9%
Operating Revenue per ASK (R$ cents) (“RASK”)	16.67	21.23	-21.5%	20.79	-19.8%
Operating Cost per ASK (R$ cents) (“CASK”)	14.82	16.67	-11.1%	16.31	-9.1%
Operating Cost ex-fuel per ASK (R$ cents)	9.36	9.93	-5.7%	9.44	-0.8%
Breakeven Load Factor	60.4%	58.3%	+2.1 pp	61.8%	-1.4 pp
Net Revenues (R$ mm)	1,012.0	821.1	23.2%	1083.0	-6.6%
EBITDAR (R$ mm)	221.5	251.8	-12.0%	317.3	-30.2%
EBITDAR Margin	21.9%	30.7%	-8.8 pp	29.3%	-7.4 pp
Operating Income (R$ mm)	112.3	175.9	-36.2%	233.1	-51.8%
Operating Margin	11.1%	21.4%	-10.3 pp	21.5%	-10.4 pp
Pre-tax Income (R$ mm)	135.4	196.7	-31.2%	254.1	-46.7%
Pre-tax Income Margin	13.4%	24.0%	-10.6 pp	23.5%	-10.1 pp
Net Income (R$ mm)	92.7	170.6	-45.7%	190.0	-51.2%
Net Income Margin	9.2%	20.8%	-11.6 pp	17.5%	-8.3 pp
Earnings per Share (R$)	R$ 0.47	R$ 0.88	-46.6%	R$ 0.97	-51.5%
Earnings per ADS Equivalent (US$)	$0.22	$0.39	-43.6%	$0.45	-51.1%
Weighted avg no. of shares & ADSs, basic (000)	196,206	195,451	0.4%	196,206	0.0%

Note: Historical RPK and ASK data may have immaterial alterations to match with official (final) DAC/ANAC data.

- 3 / 28 -

MANAGEMENT’S COMMENTS ON 4Q06 RESULTS

In the fourth quarter of 2006, GOL relied on its “virtuous cycle” to popularize air travel in South America during a challenging environment for Brazil’s airline industry. The Company maintained its high quality service while increasing the size of its fleet. “The Company was able to further consolidate its position as the second-largest domestic airline in Brazil, while rapidly growing in South America, through the addition of 11 aircraft and 102 flight frequencies during the quarter. The dedication and teamwork of GOL’s employees minimized the impact of flight delays and cancellations faced in the fourth quarter,“ commented Constantino de Oliveira Junior, GOL’s President and CEO.

4Q06 results were solid given the challenges caused by the operational difficulties that affected the airline sector in Brazil. Planned capacity additions in the fourth quarter of approximately 56% over the same period in 2005 coincided with flight cancellations and delays in Brazil’s major airports due to the air traffic control slowdown, which, combined with negative publicity, provoked a de-stimulation of demand during a seasonally high travel period, producing lower than expected yields and load factors. We estimate that revenues were reduced by approximately R$150mm in 4Q06 related to the crisis. Even though revenue optimization was negatively affected by the crisis, underlying demand for air passenger travel has been strong in the month of January and we have had record levels of ticket sales, strong load factors and solid forward bookings.

In 4Q06, GOL increased aircraft utilization rates while maintaining market cost leadership. Passengers transported in 4Q06 increased 29.4% over 4Q05. GOL’s load factor decreased 6.3 percentage points to 67.9% due to demand de-stimulation during a high travel season. Aircraft utilization was at 14.2 block hours per day (increasing 2.2% over 4Q05). Operating costs per ASK, excluding fuel, decreased approximately 6% to 9.36 cents (R$). Fuel costs per available seat kilometer (ASK) decreased 19.0% year-over-year and helped to decrease total operating cost per seat kilometer (CASK) by 11.1% to 14.82 cents (R$). Cost reductions per ASK were driven by reduced sales and marketing expenses, lower fuel expenses, lower aircraft rent expenses and lower depreciation expenses. “Our absolute market cost leadership is key to our virtuous cycle and allowed us to provide the lowest fares and the best customer value proposition in the market, even during a challenging industry environment,” added Richard Lark, GOL’s CFO.

In terms of future perspectives, besides maintaining high levels of productivity and profitability, short-term growth will be driven by the addition of new aircraft, new destinations and new frequencies. The addition of three Boeing 737 NG aircraft to the fleet in the first quarter of 2007 will increase ASKs by approximately 60% year-over-year.

GOL remains committed to its strategy of profitable expansion based on a low cost structure and high quality customer service. “We are very proud that 55 million passengers have chosen to fly GOL, and we continue to make every effort to offer our customers the best in air travel: new, modern aircraft, frequent flights in major markets, an ever-expanding integrated route system and lower prices; all of which is made possible by our dedicated team of employees who are the key to our success," stated CEO Oliveira. “By remaining focused on our low-cost business model, while continuing to grow, innovate and provide the lowest fares, we will continue to create value for our customers, employees and shareholders.”

- 4 / 28 -

REVENUES

Net operating revenues, principally revenues from passenger transportation, increased 23.2% to R$1.0bn, primarily due to higher revenue passenger kilometers (RPK), offset by lower than expected yields and load factors due to demand de-stimulation caused by the air traffic control operational issues which affected the Brazilian aviation industry. In 4Q06, RPK growth was driven by a 36.4% increase in departures and 19.9% increase in stage length, but offset by a decrease in load factor from 74.2% to 67.9% due to reduced bookings and higher no-shows. RPKs grew 43.7% to 4,123mm, and revenue passengers grew 29.4% to 4.7mm.

Average fares decreased 5.9% from R$219 to R$206 and yields decreased 15.3% to 23.14 cents (R$) per passenger kilometer, mainly due to a 19.9% increase in stage length. We experienced a 31% drop in sales in December vs. November related to the air traffic control operational issues and negative publicity about airport delays.

The industry environment contributed to a 21.5% decrease in operating revenues per ASK to R$16.67 cents in 4Q06 vs. R$21.23 cents in 4Q05. We estimate that revenues were reduced by approximately R$150mm due to the air traffic control bottlenecks.

The 56.9% year-over-year capacity expansion, represented by ASKs, facilitated the addition of 102 new daily flight frequencies (including 32 night flights) and two new domestic destinations in 4Q06. The addition of 7.8 average operating aircraft during the quarter (from 51.2 to 59.0 aircraft) drove the ASK increase.

The growth in RPKs resulted in a higher domestic market share for GOL, reaching 37% at the end of 4Q06, compared to 30% in the end of 4Q05. Through its regular international flights to Buenos Aires, Cordoba and Rosario (Argentina), Santa Cruz de la Sierra (Bolivia), Montevideo (Uruguay), Asuncion (Paraguay) and Santiago (Chile), GOL achieved a sharp increase in year-over year international market share to 13% (share of Brazilian airlines flying to international destinations) in the same period. Approximately 10% of GOL’s total RPKs were related to international passenger traffic.

Complementing net operating revenues, cargo transportation activities primarily contributed to the expansion of other operating revenues, increasing from R$37.1mm to R$58.0mm.

- 5 / 28 -

OPERATING EXPENSES

Total CASK decreased 11.1% to 14.82 cents (R$), due to lower sales and marketing expenses, a reduction in fuel prices and lower aircraft rent expenses per ASK. Operating expenses per ASK excluding fuel decreased by 5.7% to 9.36 cents (R$). Total operating expenses increased 39.4%, reaching R$899.6mm, due to higher fuel expenses, increased air traffic servicing expenses, higher maintenance expenses and the expansion of our operations (fleet and employee expansion and a higher volume of landing fees). The R$70.4mm increase in fuel expenses was due to an increase in fuel consumption and partially offset by lower fuel prices per liter. Due to flight delays caused by air traffic control operational issues, we estimate that our costs increased by R$41mm in 4Q06 (more fuel consumption and higher cancelled flights expenses). Excluding the effects of the air traffic control operational issues in 4Q06, CASK was 14.14 cents of Real. Breakeven load factor increased 2.1 percentage points to 60.4% vs. 58.3% in 4Q05.

Results from GOL’s operating expense (jet fuel price and USD exchange rate) hedging programs are accounted for in accordance with SFAS 133 (Statement of Financial Accounting Standards No 133), “Accounting for Derivatives and Hedging Activities.”

The breakdown of our costs and operational expenses for 4Q06, 4Q05 and 3Q06 is as follows:

- 6 / 28 -

Operating Expenses (R$ cents / ASK)
	4Q06	4Q05	% Chg.	3Q06	% Chg.
Salaries, wages and benefits	2.15	2.14	0.5%	2.14	0.5%
Aircraft fuel	5.46	6.74	-19.0%	6.87	-20.5%
Aircraft rent	1.40	1.67	-16.2%	1.30	7.7%
Sales and marketing	1.41	2.70	-47.8%	2.42	-41.7%
Landing fees	0.75	0.72	4.2%	0.96	-21.9%
Aircraft and traffic servicing	1.35	0.73	84.9%	0.87	55.2%
Maintenance, materials and repairs	0.89	0.65	36.9%	0.61	45.9%
Depreciation	0.40	0.29	37.9%	0.32	25.0%
Other operating expenses	1.01	1.03	-1.9%	0.82	23.2%

Total Operating Expenses	14.82	16.67	-11.1%	16.31	-9.1%

Operating Expenses ex- fuel	9.36	9.93	-5.7%	9.44	-0.8%

Total Operating Expenses Fuel-Neutral 3Q05	15.64	16.68	-6.2%	-	-

Total Operating Expenses Fuel-Neutral 2Q06	15.82	-	-	16.31	-3.0%

Total Operating Expenses ex-profit sharing	14.56	16.43	-11.4%	15.98	-8.9%

Total Operating Expenses ex-external factors	14.14	16.67	-15.2%	16.31	-13.3%

Operating Expenses (R$ million)
	4Q06	4Q05	% Chg.	3Q06	% Chg.
Salaries, wages and benefits	130.6	82.9	57.5%	111.7	16.9%
Aircraft fuel	331.2	260.8	27.0%	357.7	-7.4%
Aircraft rent	85.1	64.5	32.0%	67.5	26.1%
Sales and marketing	85.6	104.6	-18.2%	126.0	-32.1%
Landing fees	45.5	27.8	63.8%	50.2	-9.4%
Aircraft and traffic servicing	82.1	28.4	189.6%	45.1	82.0%
Maintenance, materials and repairs	54.3	25.1	116.1%	32.0	69.7%
Depreciation	24.1	11.4	111.6%	16.7	44.3%
Other operating expenses	61.1	39.7	53.8%	42.9	42.4%

Total Operating Expenses	899.6	645.2	39.4%	849.8	5.9%

Operating Expenses ex- fuel	568.4	384.4	47.9%	492.1	15.5%

Total Operating Expenses Fuel-Neutral 3Q05	949.6	645.2	47.2%	-	-

Total Operating Expenses Fuel-Neutral 2Q06	960.0	-	-	849.8	13.0%

Total Operating Expenses ex-profit sharing	883.8	635.5	39.1%	832.4	6.2%

Total Operating Expenses ex-external factors	858.4	645.2	33.0%	849.8	1.0%

- 7 / 28 -

Salaries, wages and benefits expenses per available seat kilometer (ASK) increased 0.5% to 2.15 cents (R$), mainly due to a 6.0% cost of living increase on salaries in December 2005 and a 62% increase in the number of full-time equivalent employees, to 8,840, related to planned 4Q06 and 1Q07 capacity expansion, and offset by productivity gains.

Aircraft fuel expenses per ASK decreased 19.0% over 4Q05 to 5.46 cents (R$), mainly due to lower fuel price per liter and a proportionally more fuel efficient fleet (additional larger, winglet-equipped 737-800 SFP aircraft in the fleet). The decrease in average fuel price per liter over 4Q05 was primarily due to a decrease of 0.1% on international crude oil (WTI) prices and a 5.0% decrease in Gulf Coast jet fuel prices, in addition to the 4.4% Brazilian Real appreciation against the U.S. Dollar (factors influencing the determination of Brazilian jet fuel prices). The Company has hedged approximately 87%, 75% and 21% of its fuel requirements for 1Q07, 2Q07 and 3Q07, respectively.

Aircraft rent per ASK decreased 16.2% to 1.40 cents (R$) in 4Q06, primarily due to a high aircraft utilization rate (14.2 block hours per day and 6.2% more ASKs per aircraft), a 4.4% appreciation of the Brazilian Real against the U.S Dollar vs. 4Q05, and amortized gains on sale-leaseback transactions for eight 737-800 aircraft during 4Q06 (amortized over the term of the leases).

Sales and marketing expenses per ASK decreased 47.8% to 1.41 cents (R$) due to a reduction in marketing activities during the quarter, as activities were suspended in memoriam of the victims of the accident of Flight 1907, and a higher aircraft utilization rate (6.2% more ASKs per aircraft). During the quarter, GOL booked a majority of its ticket sales through a combination of its website (80.2%) and its call center (11.2%) .

Landing fees per ASK increased 4.2% to 0.75 cents (R$), due to a 21% increase in landing rates and an increase in landings at international airports (which have higher rates), partially offset by increased average stage length and a higher aircraft utilization rate (6.2% more ASKs per aircraft).

Aircraft and traffic servicing expenses per ASK increased 84.9% to 1.35 cents (R$), mainly due to higher ground handling services expenses (landings increased 36.4%) and increases in consulting and technology services, partially offset by an increased average stage length and a higher aircraft utilization rate (14.2 block hours per day and 6.2% more ASKs per aircraft).

Maintenance, materials and repairs per ASK increased 36.9% to 0.89 cents (R$), primarily due to a higher number of scheduled maintenance services during 4Q06. This was partially offset by a 4.4% appreciation of the Brazilian Real against the U.S. Dollar. Main expenses during the quarter were related to the scheduled maintenance of eight engines, in the amount of R$22.3mm; repair of rotable materials, in the amount of R$10.9mm; and the use of spare parts inventory, in the amount of R$9.1mm.

Depreciation per ASK increased 37.9% to 0.40 cents (R$), due to a higher amount of fixed assets (particularly spare parts inventory) and an increase of R$0.9mm related to depreciation of three new 737-800 NG aircraft which entered the fleet in 4Q06, and two 737-700 aircraft classified as capital leases.

Other operating expenses per ASK were 1.01 cents (R$), a 1.9% decrease when compared to the same period of the previous year, due to decreases in insurance expenses, flight crew lodging and direct passenger expenses. Insurance expenses, at 0.16 cents (R$) per ASK (R$9.8mm total) decreased 23.0%, due to a reduction in average premium rates, a 4.4% appreciation of the Brazilian Real against the U.S. Dollar, and a higher aircraft utilization rate.

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COMMENTS ON EBITDA AND EBITDAR[1]

The impact of a 4.56 cent (R$) RASK decrease partially offset by a CASK decrease of 1.85 cents (R$), resulted in a decrease of EBITDA per available seat kilometer to 2.25 cents (R$) in 4Q06. Compared to 3Q06, EBITDA per ASK decreased 53.1% . 4Q06 EBITDA totaled R$136.4mm in the period compared to R$187.3mm in 4Q05 (a 27.2% decrease) and R$249.8mm in 3Q06 (a 45.4% decrease).

EBITDAR Calculation (R$ cents / ASK)
	4Q06	4Q05	Chg. %	3Q06	Chg. %
Net Revenues	16.67	21.23	-21.5%	20.79	-19.8%
Operating Expenses	14.82	16.67	-11.1%	16.31	-9.1%

EBIT	1.85	4.56	-59.4%	4.48	-58.7%
Depreciation & Amortization	0.40	0.29	37.9%	0.32	25.0%

EBITDA	2.25	4.85	-53.6%	4.80	-53.1%
EBITDA Margin	13.5%	22.8%	-9.3 pp	23.1%	-9.6 pp
Aircraft Rent	1.40	1.67	-16.2%	1.30	7.7%

EBITDAR	3.65	6.52	-44.0%	6.10	-40.2%
EBITDAR Margin	21.9%	30.7%	-8.8 pp	29.3%	-7.4 pp

EBITDAR Calculation (R$ million)
	4Q06	4Q05	Chg. %	3Q06	Chg. %
Net Revenues	1,012.0	821.1	23.2%	1,083.0	-6.6%
Operating Expenses	899.6	645.2	39.4%	849.8	5.9%

EBIT	112.3	175.9	-36.2%	233.1	-51.8%
Depreciation & Amortization	24.1	11.4	111.6%	16.7	44.3%

EBITDA	136.4	187.3	-27.2%	249.8	-45.4%
EBITDA Margin	13.5%	22.8%	-9.3 pp	23.1%	-9.6 pp
Aircraft Rent	85.1	64.5	32.0%	67.5	26.1%

EBITDAR	221.5	251.8	-12.0%	317.3	-30.2%
EBITDAR Margin	21.9%	30.7%	-8.8 pp	29.3%	-7.4 pp

Aircraft rent represents a significant operating expense for GOL. As GOL today leases most of its aircraft, we believe that EBITDAR, equivalent to EBITDA before aircraft rent expenses (which are USD-denominated) is a useful measure of relative operating performance for our investors and users of our financial statements. On a per available seat kilometer basis, EBITDAR was 3.65 cents (R$) in 4Q06, compared to 6.52 cents (R$) in 4Q05. EBITDAR amounted to R$221.5mm in 4Q06, compared to R$251.8mm in the same period last year and R$317.3mm in 3Q06.

____________________________________________
1EBITDA (earnings before interest, taxes, depreciation and amortization) and EBITDAR (earnings before interest, taxes, depreciation, amortization and rent) are non-USGAAP measures and are presented as supplemental information because we believe they are useful indicators of our operating performance for our investors. We usually present EBITDAR, in addition to EBITDA, because aircraft leasing represents a significant operating expense of our business, and we believe the impact of this expense should be considered in addition to the impact of depreciation and amortization. However, neither figure should be considered in isolation, as a substitute for net income prepared in accordance with US GAAP, BR GAAP or as a measure of a company’s profitability. In addition, our calculations may not be comparable to other similarly titled measures of other companies.

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FINANCIAL RESULTS

Net financial income increased R$2.3mm. Interest expense increased R$14.8mm primarily due to an increase in long-term debt and a higher amount of short-term working capital debt related to increased operations. Interest income increased R$5.3mm primarily due to a higher volume of cash and short-term investments, partially offset by a 5.2 percentage point decrease in average Brazilian interest rates (as measured by the CDI rate).

Financial Results (R$ thousands)	4Q06	4Q05	3Q06
Interest expense	(14,969)	(126)	(24,497)
Capitalized interest	(121)	2,734	9,149
Interest and investment income	43,370	38,110	42,578
Other expenses, net	(5,155)	(19,879)	(6,237)
Net Financial Results	23,125	20,839	20,993

NET INCOME AND EARNINGS PER SHARE

Reported net income in 4Q06 was R$92.7mm, representing a 9.2% net income margin, vs. R$170.6mm of net income in 4Q05.

Reported net earnings per share, basic, were R$0.47 in 4Q06 compared to R$0.88 in 4Q05. Basic weighted average shares outstanding were 196,206,466 in 4Q06 and 195,269,054 in 4Q05. Reported net earnings per share, diluted, were R$0.47 in 4Q06 compared to R$0.88 in 4Q05. Fully-diluted weighted average shares outstanding were 196,278,698 in 4Q06 and 196,050,417 in 4Q05.

Reported net earnings per ADS, basic, were US$0.22 in 4Q06 compared to US$0.39 in 4Q05. Basic weighted average ADS outstanding were 196,206,466 in 4Q06 and 195,269,054 in 4Q05. Reported net earnings per ADS, diluted, were US$0.22 in 4Q06 compared to US$0.39 in 4Q05. Fully-diluted weighted average ADS outstanding were 196,278,698 in 4Q06 and 196,050,417 in 4Q05.

Reported full-year 2006 net income was R$569.1mm (US$266.2mm), representing a net margin of 15.0% . Reported full-year 2006 earnings per share were R$2.90 (US$1.36 per ADS).

Full-year 2006 earnings per share in BRGAAP were R$3.49 (US$1.63 per ADS). Full-year 2006 net income in BRGAAP was R$684.5mm (US$320.1mm), representing year-over-year growth of 61.2%, and a net margin of 18.0% .

Based on GOL’s quarterly dividend policy for fiscal 2006, Management recommended payment of quarterly intercalary dividends to shareholders in the form of interest on shareholders’ equity and complementary dividends, calculated in accordance with the statutory financial statements ended December 30, 2006. The total net payout approved for 4Q06 is R$42.4mm (R$25.8mm of interest on shareholders’ equity and R$16.6mm of complementary dividends) to be paid on February 10, 2006, as interest on shareholders’ equity to shareholders of record on December 20, 2006, and on March 26, 2007, as supplementary dividends to shareholders of record on February 15, 2007. The net payment for the quarter is equivalent to R$0.2012 per share (approximately US$0.0940 per ADS). In 2006, GOL distributed R$162.6mm in dividends to shareholders, representing a payout ratio of 25.0% of base net income.

- 10 / 28 -

In 2007, GOL will distribute a fixed quarterly dividend of R$0.35 per share, representing an estimated payout of 26-29% of base net income and an estimated dividend yield of 2.0% .

CASH FLOW

Cash, cash equivalents and short-term investments increased R$100.1mm during 4Q06. Cash provided by operating activities was R$88.9mm, mainly due to an increase in other liabilities (R$97.8mm), an increase in earnings from operations (R$92.7mm) and a decrease in accounts receivable (R$34.4mm), partially offset by an increase in deposits with lessors (R$100.2mm) . The amount of maintenance deposits was US$125.3mm at December 31, 2006.

Net cash used in investing activities was R$284.8mm, consisting primarily of acquisition of property and equipment (R$364.7mm), including aircraft of R$217.9mm, partially offset by return of advances for aircraft acquisition (R$78.8mm), related to five aircraft during the quarter.

Net cash provided by financing activities during 4Q06 was R$296.1mm, mainly due to an increase in long-term borrowings related to three Boeing 737-800NGs (R$200.0mm), and an increase in capitalized leases related to two Boeing 737-700 NGs (R$62.0mm) .

Cash Flow Summary (R$ million)	4Q06	4Q05	% Change	3Q06	% Change
Net cash provided by operating activities	88.9	168.3	-47.2%	316.1	-71.9%
Net cash used in investing activities (1)	(284.8)	(135.1)	110.8%	(35.7)	697.8%
Net cash provided by financing activities	296.1	2.2	13298.7%	70.5	320.0%

Net increase in cash, cash equivalents & short term investments	100.1	35.4	182.8%	350.9	-71.4%

1. Excluding R$89.6mm in 4Q06, R$(10.0)mm in 4Q05 and R$314mm in 3Q06 of cash invested in highly-liquid short-term investments with maturities above 90 days, as defined by SFAS 115.

COMMENTS ON THE BALANCE SHEET

The net cash position at December 31, 2006, was R$1,706.3mm, an increase of R$100.1mm over 3Q06. The Company’s total liquidity was R$2,366mm (cash, short-term investments and accounts receivable) at the end of 4Q06. On December 31, 2006, the Company had nine revolving lines of credit secured by receivables and promissory notes. On December 31, 2006, the outstanding amount under these lines of credit was R$128.3mm.

Cash Position and Debt (R$ million)	12/31/2006	9/30/2006	% Change
Cash, cash equivalents & short-term investments	1,706.3	1,606.2	6.2%
Short-term debt	128.3	117.7	9.0%
Long-term debt	989.0	750.6	31.8%

Net cash	589.0	737.9	-20.2%

GOL currently leases most of its aircraft, as well as airport terminal space, other airport facilities, office space and other equipment. On December 31, 2006, the Company leased 60 aircraft under operating leases with initial lease term expiration dates ranging from 2007 to 2016, and five aircraft under capitalized leases. Future minimum lease payments under leases are denominated in U.S. Dollars.

- 11 / 28 -

As of December 31, 2006, the Company had 76 firm orders (net of eleven already delivered) and 34 options to purchase new Boeing 737-800 Next Generation aircraft. The firm orders had an approximate value of US$5.4 bn (based on aircraft list price) and are scheduled for delivery between 2007 and 2012. As of December 31, 2006, GOL has made deposits in the amount of US$204.2mm related to these orders.

The following table provides a summary of our principal payments under long-term obligations, operating lease commitments, aircraft purchase commitments and other obligations as of December 31, 2006:

Principal obligations (R$ thousands)						Beyond
	2007	2008	2009	2010	2011	2011	Total
Long-term debt obligations	8,186	160,004	62,025	61,372	61,480	207,175	560,242
Operating leases	421,870	347,081	298,926	201,628	176,073	503,029	1,948,607
Pre-delivery deposits	115,954	150,191	161,195	141,191	65,472	1,530	635,533
Aircraft purchase commitments	2,502,025	1,971,577	2,245,264	1,704,769	1,535,050	1,590,319	11,549,004

Total	3,048,035	2,628,853	2,767,410	2,108,960	1,838,075	2,302,053	14,693,386

GOL’s expected fleet growth from 2006 to 2012 is as follows:

GOL’s Fleet Plan	2006	2007	2008	2009	2010	2011	2012
141-seat B 300s	14	14	12	7	-	-	-
144-seat B 700 NGs	30	30	28	21	20	10	10
177-seat B 800 NGs	10	11	12	10	6	6	4
187-seat B 800 NGs (1)	11	25	34	50	66	78	87

Total	65	80	86	88	92	94	101

(1) Including sale-leasebacks.

- 12 / 28 -

RETURNS

GOL’s return indicators for the twelve-month period ended in each quarter:

Returns (US$ thousands)	LTM 4Q06	LTM 4Q05	% Change	LTM 3Q06	% Change
(US GAAP)
Net Revenues / Aircraft	34,874	31,955	9.1%	36,311	-4.0%
Operating Profit / Aircraft	6,434	7,439	-13.5%	7,693	-16.4%
ROIC (1)	17.1%	27.4%	-10.3 pp	21.4%	-4.3 pp
ROE (2)	25.8%	28.2%	-2.4 pp	30.0%	-4.2 pp
ROA (3)	13.2%	20.1%	-6.9 pp	16.8%	-3.6 pp
LTM Net Dividend Yield	2.0%	nm	nm	1.3%	+0.7 pp

(1) Net Income / (Book Capitalization + Total Debt)
(2) Net Income / Net Equity
(3) Net Income / Total Assets

OUTLOOK

GOL continues to invest in its successful low-cost, low-fare business model. We continue to evaluate opportunities to expand our operations by adding new flights in Brazil as well as expanding into other high-traffic centers across South America. We expect to benefit from economies of scale as we continue to add new aircraft to our already well-established and highly efficient operating network. We expect to reduce our non-fuel cost per available seat-kilometer (CASK) as we continue to reduce the age of our fleet, operate an even more fuel efficient fleet, benefit from the cost savings associated with our Aircraft Maintenance Facility, and improve upon our cost-efficient distribution channels. We anticipate a solid first quarter, thanks to the dedicated effort of our employees to improve productivity throughout the Company.

The air traffic control operational issues that affected 4Q06 results are being resolved through a variety of measures. Approximately 60 new controllers were hired in the last two months and more will be hired this year. The government also plans to invest in upgrading equipment and systems. To meet the projected capacity growth of the industry, Infraero, Brazil’s airport operator, and the government announced this month that they plan to invest R$6 billion through 2010 as part of the “Accelerated Growth Program.” Investment in airports will be approximately R$1.8 billion.

The air passenger transportation market in Brazil remains largely under-penetrated, and more available seats at low fares is important for the continued development of the sector. GOL is investing to increase its fleet by 15 aircraft in 2007. The scheduled addition of three aircraft to our fleet in the first quarter of 2007 will permit a 60% increase in available seat capacity over 1Q06. For the first quarter of 2007, we expect load factors in the range of 72%, with passenger yields in the range of R$22 cents. In January, GOL has load factors of over 75%, strong forward bookings for February and March, and ticket sales are up 25% vs. December, with average fares of R$213. Air traffic control continues to present operational challenges, and in January, we had over 800 cancelled flights, representing 5% of the total. For the first quarter, we expect non-fuel CASK to be in the range of R$9 cents. We expect that the incorporation of larger, more fuel-efficient aircraft and reductions in jet fuel prices will reduce our fuel costs per ASK by over 10% in 1Q07. We expect a stable foreign exchange rate environment for the near term, supported by good economic fundamentals in the Brazilian economy.

- 13 / 28 -

In the full year 2007, we plan to increase revenues by over 45% while reducing unit costs by approximately 9%. We plan to launch five new domestic and three new international markets while adding over 130 new daily flight frequencies. We plan to stimulate more air travel demand in the middle and lower income segments through our innovative payment mechanisms. We are confident that 2007 will be record year as we continue to popularize air travel transportation in South America and double our international flight operations.

Financial guidance for 2007 is based on GOL’s planned capacity expansion and the expected high demand for our passenger transportation services, driven by strong Brazilian economic fundamentals and GOL’s demand-stimulating low fares. For 2007, we expect to add 15 aircraft to the fleet and expand capacity by approximately 50% to adequately serve anticipated passenger demand and add new routes and markets in Brazil and South America. Passenger yields are expected to reduce approximately 7% in 2007, primarily due to an increased stage length, and RASK is expected to reduce in the range of 4%. Our projections are for a 2007 full-year EPS in the range of R$5.20 to R$5.65. Full-year non-fuel CASK is expected to be in the R$8.5 cent (R$) range, representing an 8% reduction over 2006. Fuel costs per ASK are expected to reduce approximately 10% in the year, due to larger more fuel-efficient aircraft and lower fuel prices. Full-year operating margins are expected to be in the 23% range. We plan to continue to popularize air travel in South America through expansion, technological innovation, improved operating efficiency, strict cost management, the lowest fares and high quality passenger service.

Financial Outlook (US GAAP)	2007 (preliminary)	2007 (full year)
ASK Growth	+/- 45%	+/- 50%
Average Load Factor	+/- 75%	+/- 75%
Net Revenues (billion)	+/- R$ 5.6	+/- R$ 5.5
Non-fuel CASK (R$)	+/- 9.0 cents	+/- 8.5 cents
Operating Margin	+/- 23%	+/- 23%
Earnings per Share	R$ 5.20 – R$ 5.65	R$ 5.20 – R$ 5.65

- 14 / 28 -

CORPORATE RESPONSIBILITY

In 4Q06, GOL was involved in social and cultural activities focusing on children, health and education, with organizations such as AACD (Challenged Children Care Association), APAE (Parents and Friends of Challenged Association), Pastoral da Criança (Children’s Mission), Instituto Criar de TV e Cinema (Creating TV and Movies Institute), and made investments in local music shows, national cinema and theatre. Total contributions to social activities were approximately R$1.0mm during the quarter.

As presented in our Value Added Statements, in 2006 GOL distributed a total value-add of R$944mm to employees, government, financiers, lessors, and shareholders, and re-invested R$711mm.

GLOSSARY OF INDUSTRY TERMS

Revenue passengers represents the total number of paying passengers flown on all flight segments.

Revenue passenger kilometers (RPK) represents the numbers of kilometers flown by revenue passengers.

Available seat kilometers (ASK) represents the aircraft seating capacity multiplied by the number of kilometers the seats are flown.

Load factor represents the percentage of aircraft seating capacity that is actually utilized (calculated by dividing RPK by ASK).

Breakeven load factor is the passenger load factor that will result in passenger revenues being equal to operating expenses.

Aircraft utilization represents the average number of block hours operated per day per aircraft for the total aircraft fleet.

Block hours refers to the elapsed time between an aircraft leaving an airport gate and arriving at an airport gate.

Yield per passenger kilometer represents the average amount one passenger pays to fly one kilometer.

Passenger revenue per available seat kilometer represents passenger revenue divided by available seat kilometers.

Operating revenue per available seat kilometer (RASK) represents operating revenues divided by available seat kilometers.

Average stage length represents the average number of kilometers flown per flight.

Operating expense per available seat kilometer (CASK) represents operating expenses divided by available seat kilometers.

- 15 / 28 -

About GOL Linhas Aéreas Inteligentes

GOL Linhas Aéreas Inteligentes is one of the most profitable and fastest growing low-cost, low-fare airlines in the industry worldwide. GOL provides frequent service on routes connecting all of Brazil’s major cities as well as primary destinations in Argentina, Bolivia, Chile, Paraguay and Uruguay through its more than 600 daily flights to 55 major airports. GOL offers daily flights to more destinations in Brazil than any other domestic airline while providing customers with the most convenient flight schedules in the country. GOL operates a young, modern fleet of Boeing 737s, the safest and most comfortable aircraft of its class, with low maintenance, fuel and training costs, and high aircraft utilization and efficiency ratios. In addition to safe and reliable service, which stimulates GOL’s brand recognition and customer satisfaction, the Company’s single class of service is recognized as the best value proposition in the market. GOL’s growth plans include increasing frequencies in existing markets and adding service to additional markets in both Brazil and other high-traffic South American travel destinations. GOL shares are listed on the NYSE and the Bovespa. GOL: here everyone can fly!

For more information, flight times and fares, please access our site at www.voegol.com.br or call: 0300-789-2121 in Brazil, 0810-266-3131 in Argentina, 800-1001-21 in Bolívia, 0004 055 127 in Uruguay, 009 800 55 1 0007 in Paraguay, 1 888 0042 0090 or 1230 020 9104 in Chile, and 55 11 2125-3200 in other countries.

CONTACT: GOL Linhas Aéreas Inteligentes S.A.

Investor Relations	Corporate Communications
Ph: (5511) 3169 6800	Ph: (5511) 3169 6449
E-mail: ri@golnaweb.com.br	E-mail: rcorbioli@golnaweb.com.br
www.voegol.com.br/ir
Media – U.S. & Europe
Media – Brazil & Latin America	Edelman; G. Juncadella and M. Smith
MVL Comunicação; Camila Silva	Ph: +1 (212) 704-4448 / 704-8196
Ph: (5511) 3049-0343 / 3049-0341	E-mail: gabriela.juncadella@edelman.com
e-mail: Camila@mvl.com.br	meaghan.smith@edelman.com

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of GOL. These are merely projections and, as such, are based exclusively on the expectations of GOL’s management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Brazilian economy and the industry, among other factors and risks disclosed in GOL’s filed disclosure documents and are, therefore, subject to change without prior notice.

- 16 / 28 -

Operating Data
US GAAP - Unaudited
	4Q06	4Q05	% Change

Revenue Passengers (000)	4,698	3,630	29.4%
Revenue Passengers Kilometers (RPK) (mm)	4,123	2,869	43.7%
Available Seat Kilometers (ASK) (mm)	6,070	3,868	56.9%
Load factor	67.9%	74.2%	-6.3 pp
Break-even load factor	60.4%	58.3%	+2.1 pp
Aircraft utilization (block hours per day)	14.2	13.9	2.2%
Average fare	R$ 206.00	R$ 218.93	-5.9%
Yield per passenger kilometer (cents)	23.14	27.33	-15.3%
Passenger revenue per available set kilometer (cents)	15.72	20.27	-22.4%
Operating revenue per available seat kilometer (RASK) (cents)	16.67	21.23	-21.5%
Operating cost per available seat kilometer (CASK) (cents)	14.82	16.67	-11.1%
Operating cost, excluding fuel, per available seat kilometer (cents)	9.36	9.93	-5.7%
Number of Departures	46,623	34,192	36.4%
Average stage length (km)	885	738	19.9%
Average number of operating aircraft during period	59.0	40.0	47.5%
Fuel consumption (mm liters)	208.2	138.5	50.3%
Full-time equivalent employees at period end	8,840	5,456	62.0%
% of Sales through website during period	80.2%	86.3%	-6.1 pp
% of Sales through website and call center during period	91.4%	95.1%	-3.7 pp
Average Exchange Rate (1)	R$ 2.15	R$ 2.25	-4.4%
End of period Exchange Rate (1)	R$ 2.14	R$ 2.34	-8.5%
Inflation (IGP-M) (2)	1.6%	1.0%	+0.6 pp
Inflation (IPCA) (3)	1.1%	1.7%	-0.6 pp
WTI (avg. per barrel, US$) (4)	$60.00	$60.05	-0.1%
Jet Fuel Gulf Coast (average per liter US$)	$170.46	$180.25	-5.4%

(1) Source: Brazilian Central Bank
(2) Source: Fundação Getulio Vargas
(3)Source: IBGE
(4) Source: Bloomberg

Operating Data
US GAAP - Unaudited
	Year 2006	Year 2005	% Change

Revenue Passengers (000)	17,447	13,000	34.2%
Revenue Passengers Kilometers (RPK) (mm)	14,819	9,712	52.6%
Available Seat Kilometers (ASK) (mm)	20,261	13,212	53.4%
Load factor	73.1%	73.5%	-0.4 pp
Break-even load factor	59.6%	56.4%	+3.2 pp
Aircraft utilization (block hours per day)	14.2	13.9	2.2%
Average fare	R$ 205.25	R$ 195.31	5.1%
Yield per passenger kilometer (cents)	24.16	26.14	-7.6%
Passenger revenue per available set kilometer (cents)	17.67	19.22	-8.1%
Operating revenue per available seat kilometer (RASK) (cents)	18.77	20.20	-7.1%
Operating cost per available seat kilometer (CASK) (cents)	15.30	15.50	-1.3%
Operating cost, excluding fuel, per available seat kilometer (cents)	9.25	9.38	-1.4%
Number of Departures	164,696	120,971	36.1%
Average stage length (km)	832	722	15.2%
Avg number of operating aircraft during period	50.1	34.3	46.1%
Fuel consumption (mm liters)	712.9	476.6	49.6%
Full-time equivalent employees at period end	8,840	5,456	62.0%
% of Sales through website during period	81.6%	81.0%	+0.6 pp
% of Sales through website and call center during period	92.4%	93.3%	-0.9 pp
Average Exchange Rate (1)	R$ 2.18	R$ 2.44	-10.7%
End of period Exchange Rate (1)	R$ 2.14	R$ 2.34	-8.5%
Inflation (IGP-M) (2)	3.9%	1.2%	+2.7 pp
Inflation (IPCA) (3)	3.1%	5.7%	-2.6 pp
WTI (avg. per barrel) (4)	$66.12	$56.59	16.8%
Jet Fuel Gulf Coast (average per liter US$)	$184.05	$163.89	12.3%

(1) Source: Brazilian Central Bank
(2) Source: Fundação Getulio Vargas
(3) Source: IBGE
(4) Source: Bloomberg

Consolidated Statement of Operations
US GAAP - Unaudited
R$ 000
	4Q06	4Q05	% Change

Net operating revenues
Passenger	R$ 954,034	R$ 783,970	21.7%
Cargo and Other	57,968	37,135	56.1%

Total net operating revenues	1,012,002	821,105	23.2%

Operating expenses
Salaries, wages and benefits	130,609	82,934	57.5%
Aircraft fuel	331,228	260,769	27.0%
Aircraft rent	85,121	64,482	32.0%
Sales and marketing	85,596	104,626	-18.2%
Landing fees	45,505	27,773	63.8%
Aircraft and traffic servicing	82,120	28,359	189.6%
Maintenance materials and repairs	54,303	25,127	116.1%
Depreciation	24,148	11,413	111.6%
Other operating expenses	61,072	39,717	53.8%

Total operating expenses	899,702	645,200	39.4%

Operating income	112,300	175,905	-36.2%

Other income (expense)
Interest expenses	(14,969)	(126)	11780.2%
Capitalized interest	(121)	2,734	-104.4%
Interest income	43,370	38,110	13.8%
Other gains (losses)	(5,155)	(19,879)	-74.1%

Total Other income (expense)	23,125	20,839	11.0%

Income before income taxes	135,425	196,744	-31.2%
Income taxes	(42,769)	(26,165)	63.5%

Net income	92,656	170,579	-45.7%

Earnings per share, basic	R$ 0.47	R$ 0.88	-46.6%
Earnings per share, diluted	R$ 0.47	R$ 0.88	-46.6%

Earnings per ADS, basic - US Dollar	$0.22	$0.39	-43.6%
Earnings per ADS, diluted - US Dollar	$0.22	$0.39	-43.6%

Basic weighted average shares outstanding (000)	196,206	195,451	0.4%
Diluted weighted average shares outstanding (000)	196,279	196,227	0.0%

Consolidated Statement of Operations
US GAAP - Unaudited
R$ 000
	Year 2006	Year 2005	% Change

Net operating revenues
Passenger	R$ 3,580,919	R$ 2,539,016	41.0%
Cargo and Other	221,098	130,074	70.0%

Total net operating revenues	3,802,017	2,669,090	42.4%

Operating expenses
Salaries, wages and benefits	413,977	260,183	59.1%
Aircraft fuel	1,227,001	808,268	51.8%
Aircraft rent	292,548	240,876	21.5%
Sales and marketing	414,597	335,722	23.5%
Landing fees	157,695	92,404	70.7%
Aircraft and traffic servicing	199,430	91,599	117.7%
Maintenance materials and repairs	146,505	55,373	164.6%
Depreciation	69,313	35,014	98.0%
Other operating expenses	179,494	128,300	39.9%

Total operating expenses	3,100,560	2,047,739	51.4%

Operating income	701,457	621,351	12.9%

Other income (expense)
Interest expenses	(66,378)	(19,383)	242.5%
Capitalized interest	16,733	17,113	-2.2%
Interest income	174,354	140,204	24.4%
Other gains (losses)	(27,204)	(41,763)	-34.9%

Total Other income (expense)	97,505	96,171	1.4%

Income before income taxes	798,962	717,522	11.4%
Income taxes	(229,825)	(204,292)	12.5%

Net income	569,137	513,230	10.9%

Earnings per share, basic	R$ 2.90	R$ 2.66	9.0%
Earnings per share, diluted	R$ 2.90	R$ 2.65	9.4%

Earnings per ADS, basic - US Dollar	$1.36	$1.14	19.3%
Earnings per ADS, diluted - US Dollar	$1.36	$1.13	20.4%

Basic weighted average shares outstanding (000)	196,103	192,828	1.7%
Diluted weighted average shares outstanding (000)	196,221	193,604	1.4%

Consolidated Balance Sheet
US GAAP - Unaudited
R$ 000
	December 31, 2006	December 31, 2005

ASSETS	4,298,405	2,555,843
Current Assets	2,840,888	1,540,638
Cash and cash equivalents	280,977	106,347
Short-term investments	1,425,369	762,688
Receivables, less allowance	659,306	563,958
Inventories	75,165	40,683
Recoverable taxes and current deferred tax	60,396	13,953
Prepaid expenses	64,496	39,907
Deposits with lessors	232,960	-
Other current assets	42,219	13,102
Property and Equipment, net	1,089,609	578,600
Pre-delivery deposits	436,911	356,765
Flight equipment	671,247	225,724
Other property and equipment	129,260	75,619
Accumulated depreciation	(147,809)	(79,508)
Other Assets	367,908	436,605
Deposits with lessors	304,875	408,776
Other	63,033	27,829
LIABILITIES AND SHAREHOLDER'S EQUITY	4,298,405	2,555,843
Current Liabilities	1,000,346	646,225
Accounts payable	124,110	73,924
Salaries, wages and benefits	87,821	71,638
Sales tax and landing fees	139,394	83,750
Air traffic liability	335,268	217,800
Short-term borrowings	128,304	54,016
Dividends payable	42,961	101,482
Deferred gains on sale and leaseback transactions	10,128	-
Insurance premium payable	44,897	25,371
Other accrued liabilities	46,165	18,244
Current portion of long-term debt	41,298	-
Long Term Liabilities	1,092,901	87,287
Long-term debt	988,957	-
Deferred income taxes, net	28,064	63,694
Deferred gains on sale and leaseback transactions	48,219	-
Other	27,661	23,593
Shareholder's Equity	2,205,158	1,822,331
Preferred shares (no par value)	846,125	843,714
Common shares (no par value)	41,500	41,500
Additional paid-in capital	35,430	32,273
Appropriated retained earnings	39,577	39,577
Unappropriated retained earnings	1,246,848	858,856
Accumulated other comprehensive income	(4,322)	6,411

Consolidated Statement of Cash Flows
US GAAP - Unaudited
R$ 000
	4Q06	4Q05	% Change

Cash flows from operating activities
Net income (loss)	92,656	170,579	-45.7%
Adjustments to reconcile net income to net
cash provided by operating activities:
Depreciation and amortization	24,148	11,918	102.6%
Allowance for doubtful accounts receivable	568	171	232.2%
Deferred income taxes	(12,478)	(6,574)	89.8%
Capitalized interest	121	(2,731)	nm
Changes in operating assets and liabilities
Receivables	34,402	(48,350)	nm
Inventories	(746)	-	nm
Deposits with lessors	(100,153)	(32,282)	210.2%
Accounts payable and other accrued liabilities	4,494	48,174	-90.7%
Air traffic liability	23,829	24,074	-1.0%
Dividends	(75,770)	40,806	nm
Other liabilities, net	97,817	(37,449)	nm

Net cash provided by (used in) operating activities	88,888	168,336	-47.2%
Cash flows from investing activities
Deposits for aircraft leasing contracts	1,132	301	276.1%
Acquisition of property and equipment	(364,735)	(98,069)	271.9%
Pre-delivery deposits	78,765	(37,369)	nm
Changes in short-term securities	(89,572)	10,043	nm

Net cash used in investing activities	(374,410)	(125,094)	199.3%
Cash flows from financing activities
Short term borrowings, net	10,573	(12,662)	nm
Long term borrowings, net	275,474	-	nm
Issuance of preferred shares	-	20,957	-100.0%
Dividends paid	12,244	(673)	nm
Others, net	(2,189)	(5,412)	-59.6%

Net cash provided by financing activities	296,102	2,210	13298.3%

Net increase in cash and cash equivalents	10,580	45,452	-76.7%
Cash and cash equivalents at beginning of the period	270,397	60,895	344.0%
Cash and cash equivalents at end of the period	280,977	106,347	164.2%

Cash, cash equiv. and ST invest. at beg. of the period	1,606,194	833,626	92.7%
Cash, cash equiv. and ST invest. at end of the period	1,706,346	869,035	96.3%

Supplemental disclosure of cash
flow information
Interest paid net of amount capitalized	13,798	10,459	31.9%
Income taxes paid	59,297	24,560	141.4%
Accrued capitilized interest	(121)	-	nm

Consolidated Statement of Cash Flows
US GAAP - Unaudited
R$ 000
	Year 2006	Year 2005	% Change

Cash flows from operating activities
Net income (loss)	569,137	513,230	10.9%
Adjustments to reconcile net income to net
cash provided by operating activities:
Depreciation and amortization	69,313	35,519	95.1%
Allowance for doubtful accounts receivable	5,476	1,343	307.7%
Deferred income taxes	(27,882)	20,926	nm
Capitalized interest	(16,733)	(17,113)	-2.2%
Changes in operating assets and liabilities
Receivables	(100,824)	(178,931)	-43.7%
Inventories	(34,482)	(19,645)	75.5%
Deposits with lessors	(110,858)	(119,661)	-7.4%
Accounts payable and other accrued liabilities	50,186	37,488	33.9%
Air traffic liability	117,468	57,909	102.8%
Dividends	(58,521)	40,806	nm
Other liabilities, net	38,591	(18,126)	nm

Net cash provided by (used in) operating activities	500,871	353,745	41.6%
Cash flows from investing activities
Deposits for aircraft leasing contracts	(18,204)	301	nm
Acquisition of property and equipment	(500,176)	(169,443)	195.2%
Pre-delivery deposits	(63,413)	(313,318)	-79.8%
Changes in short-term securities	(662,681)	(319,327)	107.5%

Net cash used in investing activities	(1,244,474)	(801,787)	55.2%
Cash flows from financing activities
Short term borrowings, net	74,288	(64,333)	nm
Long term borrowings, net	1,030,255	-	nm
Issuance of preferred shares	-	279,080	-100.0%
Dividends paid	(181,145)	(60,676)	198.5%
Others, net	(5,165)	(5,412)	-4.6%

Net cash provided by financing activities	918,233	148,659	517.7%

Net increase in cash and cash equivalents	174,630	(299,383)	nm
Cash and cash equivalents at beginning of the period	106,347	405,730	-73.8%
Cash and cash equivalents at end of the period	280,977	106,347	164.2%

Cash, cash equiv. and ST invest. at beg. of the period	869,035	849,091	2.3%
Cash, cash equiv. and ST invest. at end of the period	1,706,346	869,035	96.3%

Supplemental disclosure of cash
flow information
Interest paid net of amount capitalized	65,207	19,383	236.4%
Income taxes paid	257,706	168,975	52.5%
Accrued capitilized interest	16,733	17,113	-2.2%

Consolidated Statement of Operations
BR GAAP - Unaudited
R$ 000
	4Q06	4Q05	% Change

Net operating revenues
Passenger	R$ 954,034	R$ 783,970	21.7%
Cargo and Other	57,968	37,135	56.1%

Total net operating revenues	1,012,002	821,105	23.2%

Operating expenses
Salaries, wages and benefits	130,437	79,419	64.2%
Aircraft fuel	331,228	260,769	27.0%
Aircraft rent	97,285	64,482	50.9%
Sales and marketing	85,596	104,626	-18.2%
Landing fees	45,505	27,773	63.8%
Aircraft and traffic servicing	82,121	28,359	189.6%
Maintenance materials and repairs	45,026	25,128	79.2%
Depreciation and amortization	14,103	12,066	16.9%
Other operating expenses	120,319	64,203	87.4%

Total operating expenses	951,620	666,825	42.7%

Operating income	60,382	154,280	-60.9%

Other expense
Financial income (expense), net	156,197	(89,546)	-274.4%

Non-operating income	22,953	-	nm

Income before income taxes	239,532	64,734	270.0%
Income taxes current	(41,760)	(43,992)	-5.1%
Income taxes deferred	(31,319)	17,075	-283.4%

Net income before interest on shareholder's
equity	166,453	37,817	340.2%

Reversal of interest on shareholder's equity	26,940	113,670	-76.3%

Net income	193,393	151,487	27.7%

Earnings per share	R$ 0.99	R$ 0.75	32.0%
Earnings per ADS - US Dollar	$0.46	$0.33	39.4%
Number of shares at end of period (000)	196,206	195,973	0.1%

Consolidated Statement of Operations
BR GAAP - Audited, Pro-forma
R$ 000
	Year 2006	Year 2005	% Change

Net operating revenues
Passenger	R$ 3,580,919	R$ 2,539,016	41.0%
Cargo and Other	221,098	130,074	70.0%

Total net operating revenues	3,802,017	2,669,090	42.4%

Operating expenses
Salaries, wages and benefits	410,820	252,057	63.0%
Aircraft fuel	1,227,001	808,268	51.8%
Aircraft rent	318,192	240,876	32.1%
Sales and marketing	414,597	335,722	23.5%
Landing fees	157,695	92,404	70.7%
Aircraft and traffic servicing	199,431	91,599	117.7%
Maintenance materials and repairs	146,505	55,373	164.6%
Depreciation and amortization	58,252	36,206	60.9%
Other operating expenses	260,582	246,123	5.9%

Total operating expenses	3,193,075	2,158,628	47.9%

Operating income	608,942	510,462	19.3%

Other expense
Financial income (expense), net	142,811	(33,342)	-528.3%

Non-operating income	98,071	-	nm

Income before income taxes	849,824	477,120	78.1%
Income taxes current	(257,706)	(189,576)	35.9%
Income taxes deferred	(31,533)	23,287	-235.4%

Net income before interest on shareholder's
equity	560,585	310,831	80.4%

Reversal of interest on shareholder's equity	123,887	113,670	9.0%

Net income	684,472	424,501	61.2%

Earnings per share	R$ 3.49	R$ 2.17	60.8%
Earnings per ADS - US Dollar	$1.63	$0.94	73.4%
Number of shares at end of period (000)	196,206	195,973	0.1%

Consolidated Balance Sheet
BR GAAP - Audited
R$ 000
	December 31, 2006	December 31, 2005

ASSETS	3,780,168	2,255,856
Current Assets	2,724,581	1,546,707
Cash and cash equivalents	699,990	129,304
Short term investments	1,006,356	739,731
Receivables less allowance	659,306	563,958
Inventories	75,165	40,683
Deferred taxes and carryforwards	73,451	20,022
Prepaid expenses	64,496	39,907
Other current assets	145,817	13,102
Non-Current Assets	1,055,587	709,149
Deposits	40,787	29,618
Deferred taxes and carryforwards	23,466	62,121
Investments	2,281	1,829
Pre-delivery deposits for flight equipment	436,911	313,318
Property and equipment	358,519	266,710
Deferred and judicial deposits	48,030	-
Other	145,593	35,553
LIABILITIES AND SHAREHOLDERS' EQUITY	3,780,168	2,255,856
Current liabilities	955,515	653,526
Suppliers payable	124,110	73,924
Payroll and related charges	64,954	39,947
Taxes and contributions payable	100,177	57,186
Sales tax and landing fees	39,217	26,564
Air traffic liability	335,268	217,800
Short-term borrowings	140,688	54,016
Dividends and interest on shareholder's equity payable	42,961	101,482
Profit sharing	22,867	31,691
Insurance payable	44,897	25,371
Other current liabilities	40,376	25,545
Non-current liabilities	756,694	29,415
Long-term debt	726,981	-
Estimated liability for claims and assessments	29,713	29,415
Shareholders' Equity	2,067,959	1,572,915
Capital	993,654	991,204
Capital reserves	89,556	89,556
Earnings reserves	989,071	485,744
Total comprehensive income, net of taxes	(4,322)	6,411

Consolidated Statements of Cash Flows
BR GAAP - Unaudited
R$ 000
	4Q06	4Q05	% Change

Cash flows from operating activities
Net income (loss)	193,393	147,288	31.3%
Adjustments to reconcile net income
provided by operating activities:
Depreciation and amortization	14,103	12,066	16.9%
Capitalized interest	(658)	-	nm
Allowance for doubtful accounts receivable	568	171	232.2%
Deferred income taxes	(31,747)	(17,075)	85.9%
Changes in operating assets and liabilities
Receivables	34,402	(48,350)	nm
Inventories	(746)	(9,040)	-91.7%
Prepaid expenses, other assets
and recoverable taxes	(120,975)	(42,011)	188.0%
Accounts payable and long-term vendor payable	4,494	38,936	-88.5%
Operating leases payable	-	2,583	-100.0%
Air traffic liability	23,829	24,074	-1.0%
Taxes payable	32,306	25,073	28.8%
Insurance payable	44,897	1,311	3324.6%
Payroll and related charges	(6,442)	6,573	nm
Provision for contingencies	2,269	4,735	-52.1%
Dividend and Interest on shareholder's capital	(75,772)	-	nm
Other liabilities	25,692	30,204	-14.9%

Net cash provided by (used in) operating activities	139,613	176,538	-20.9%
Cash flows from investing activities
Short term borrowings, net	(66,939)	(189,140)	-64.6%
Investments	59	(80)	nm
Deposits for aircraft leasing contracts	1,132	(2,902)	nm
Pre-delivery deposits	(145,290)	(80,816)	79.8%
Acquisition of property and equipment	101,635	(50,816)	nm

Net cash used in investing activities	(109,403)	(323,754)	-66.2%
Cash flows from financing activities
Borrowings, net	(6,880)	(12,662)	-45.7%
Capital integralization	-	-	nm
Issuance of common and preferred shares	-	400	-100.0%
Total comprehensive income, net of taxes	(2,362)	6,411	nm
Dividends paid	12,244	(663)	nm

Net cash provided by financing activities	3,002	(6,514)	nm
Net increase in cash and cash equivalents	33,212	(153,730)	nm
Cash and cash equivalents at beginning of the period	666,778	283,034	135.6%
Cash and cash equivalents at end of the period	699,990	129,304	441.4%
Goodwill reserve	(9,244)	(23,350)	-60.4%
Interest paid net of amount capitalized	13,377	126	10516.7%
Income taxes paid	53,191	24,560	116.6%

Consolidated Statements of Cash Flows
BR GAAP - Audited
R$ 000
	Year 2006	Year 2005	% Change

Cash flows from operating activities
Net income (loss)	684,472	424,501	61.2%
Adjustments to reconcile net income
provided by operating activities:
Depreciation and amortization	58,252	36,206	60.9%
Capitalized interest	(33,068)	-	nm
Allowance for doubtful accounts receivable	5,476	1,343	307.7%
Deferred income taxes	(31,533)	(23,287)	35.4%
Changes in operating assets and liabilities
Receivables	(100,824)	(178,931)	-43.7%
Inventories	(34,482)	(19,645)	75.5%
Prepaid expenses, other assets
and recoverable taxes	(298,615)	(41,358)	622.0%
Accounts payable and long-term vendor payable	50,186	28,250	77.6%
Operating leases payable	-	1,047	-100.0%
Air traffic liability	117,468	57,909	102.8%
Taxes payable	42,991	22,092	94.6%
Insurance payable	44,897	1,311	3324.6%
Payroll and related charges	25,007	16,087	55.4%
Provision for contingencies	298	11,281	-97.4%
Interest on shareholder's capital	(58,521)	-	nm
Other liabilities	(6,711)	10,763	nm

Net cash provided by (used in) operating activities	465,293	347,569	33.9%
Cash flows from investing activities
Short term borrowings, net	(266,625)	(296,370)	-10.0%
Investments	(452)	(569)	-20.6%
Deposits for aircraft leasing contracts	(11,169)	3,941	nm
Pre-delivery deposits	(80,146)	(356,765)	-77.5%
Acquisition of property and equipment	(160,440)	(127,364)	26.0%

Net cash used in investing activities	(518,832)	(777,127)	-33.2%
Cash flows from financing activities
Borrowings, net	813,653	(64,333)	nm
Capital integralization	2,450	-	nm
Issuance of common and preferred shares	-	271,730	-100.0%
Total comprehensive income, net of taxes	(10,733)	6,411	nm
Dividends paid	(181,145)	(60,676)	198.5%

Net cash provided by financing activities	624,225	153,132	307.6%
Net increase in cash and cash equivalents	570,686	(276,426)	nm
Cash and cash equivalents at beginning of the period	129,304	405,730	-68.1%
Cash and cash equivalents at end of the period	699,990	129,304	441.4%
Goodwill reserve	5,838	5,837	0.0%
Interest paid net of amount capitalized	64,786	19,383	234.2%
Income taxes paid	251,868	168,975	49.1%

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 30, 2007

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Executive Vice President – Finance, Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.